Filed Pursuant to Rule 424(b)(3)
                                                  Registration No. 333-102526

                       BIOPHAN TECHNOLOGIES, INC.

                       Prospectus Supplement No. 7
                    (To Prospectus Dated July 11, 2003)

     You should read this prospectus supplement, the related prospectus and prior prospectus supplements carefully before you invest in our common stock. All of these documents contain information you should consider when making your investment decision.

Sale of Shares to Spectrum

     Since July 12, 2003, we have issued several draw down notices to Spectrum Advisors, Ltd. in connection with the restated stock purchase agreement dated as of November 22, 2002, evidencing an equity draw down facility between us and Spectrum. Pursuant to the terms of the agreement, Spectrum has purchased a total of 3,065,997 shares of our common stock at an average purchase price of $.147 per share. We received aggregate proceeds of $451,190.46 from our sale of these shares to Spectrum. In connection with such sales, Carolina Financial Services, LLC earned fees of $45,119.04 and warrants to purchase 97,333 shares of our common stock at an average exercise price of approximately $0.16.

     The attached prospectus relates to the resale of shares acquired by Spectrum pursuant to the restated stock purchase agreement. Because Spectrum may sell some or all of these shares, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of these shares, we cannot estimate the actual number of shares that Spectrum will hold after the completion of the offering.

New Stock Purchase Agreement with SBI

     On October 1, 2003, we entered into a Stock Purchase Agreement with SBI Brightline, LLC obligating SBI to purchase, upon our election, up to 11,000,000 shares of our common stock for an aggregate purchase price of $2.9 million. The agreement requires that we register the shares for resale by SBI, and SBI's obligation to purchase the shares is contingent on the shares being so registered. After the shares are registered, we may elect to sell the shares to SBI in six tranches that must be sold in the following order:

                                  Number of              Purchase Price
                                  Shares                 Per Share
                                  ---------              ---------
          Tranche 1               2,000,000                  $.15
          Tranche 2               2,000,000                  $.20
          Tranche 3               2,000,000                  $.25
          Tranche 4               2,000,000                  $.30
          Tranche 5               2,000,000                  $.35
          Tranche 6               1,000,000                  $.40

     Except for the requirement to sell the tranches in order, there is no limitation on when we may require SBI to purchase the shares included in any tranche. We are not obligated to sell any shares to SBI unless and until we elect to do so. SBI's obligation to purchase the shares is subject to other customary conditions for transactions of this kind.

Use of Proceeds

     We expect to use the proceeds of our sale of common stock to Spectrum and SBI for working capital and for other general corporate purposes, including research and product development. We will not receive any of the proceeds from the sale of our common stock by Spectrum or SBI.


           The date of this prospectus supplement is October 1, 2003.




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